Mail Stop 3720

September 6, 2007

<u>Via U.S. Mail</u>

Mr. Ernesto Gardelliano
Executive Vice President of Finance
Vivo Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
San Paulo, SP
Brazil

> **RE: Vivo Participacoes S.A.**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed May 3, 2007**
> **File No. 333-09470**

Dear Mr. Gardelliano:

 We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2006

Financial Statements and Notes
37.Summary of the Differences between Brazilian GAAP and US GAAP
(o) Revenue recognition, page F-87

1.   We note for US GAAP reporting purposes that "[s]ales of handsets, along with the
        related costs of the handsets, are deferred and amortized over their estimated useful life.
        The excess of the cost over the amount of deferred revenue related to the handset sales is
        recognized on the date of sale". Please address the following comments.

        a. Clarify for us if the handsets are sold in a bundled arrangement with monthly
            subscription and other service deliverables. If so, explain to us how you account for
            them as separate units of accounting under US GAAP. Refer to EITF 00-21.

        b. Explain to us your US GAAP basis in amortizing the sales and the related costs of the
            handsets over their estimated useful lives except for the case of a loss, in which you
            would recognize the loss upfront upon the day of sale.

Reconciliation of the net income (loss) difference between Brazilian GAAP and US GAAP, page
F-93

2.   Tell us and disclose in detail the nature of the US GAAP adjustment line items "Merger
        of TSD, TLE, CRT and TCO" (369,079 thousand reais) and "Reversal of goodwill
        reserve" (294,094 thousand reais) in the reconciliation.

(f) Merger of TSD, TLE, CRT, TCO into Vivo Partcipacoes, page F-80

3.   We note that the merger of TSD, TLE, CRT and TCO into Vivo Participacoes ("Vivo")
        in 2006 involves the equity interests you have already owned as well as the purchase of
        the minority interests of TCO. Since TSD, TLE, CRT and TCO are considered entities
        under common control, tell us how you have accounted for the merger (other than the
        purchase of the minority interests) under US GAAP. If your Brazilian GAAP accounting
        policy differs from US GAAP, tell us where you have recorded the difference in Note 37.

Asset Retirement Obligations

4.   We note form page 42 that you have leased several cellular sites for your
        telecommunication network equipments. In this regard, tell us and disclose your
        accounting policy for asset retirement obligations under SFAS 143 and the amounts you
        have recorded for the years presented. If your Brazilian GAAP accounting policy differs
        from US GAAP, tell us where you have recorded the difference in Note 37.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director